PROSPECTUS Dated November 19, 2014 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Amendment No. 1 dated January 28, 2016 relating to Pricing Supplement No. 770 to Registration Statement No. 333-200365 Dated January 26, 2016 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES H
Fixed Rate Senior Registered Notes Due 2036

We, Morgan Stanley, may redeem some or all of the Global Medium-Term Notes, Series H, Fixed Rate Senior Registered Notes Due 2036 (the “notes”) at any time on or after August 19, 2016 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below. We may also redeem the notes under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
Application will be made to the Taipei Exchange (the “TPEx”) for the listing of, and permission to deal in, the notes by way of debt issues to professional institutional investors as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China (“ROC”) only and such permission is expected to become effective on or about February 17, 2016.  The TPEx is not responsible for the content of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and no representation is made by the TPEx to the accuracy or completeness of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  Admission to the listing and trading of the notes on the TPEx shall not be taken as an indication of the merits of us or the notes. No assurance can be given that such applications will be granted.  If the notes fail to or cease to be listed on the TPEx, certain investors may not invest in, or continue to hold or invest in, the notes.
The notes have not been, and shall not be, offered, sold or resold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the ROC, which currently include: overseas or domestic (i) banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance notaries), the foregoing as further defined in more detail in Paragraph 3, Article 2 of the Financial Supervisory Commission Organization Act, (ii) fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the Securities Investment Trust and Consulting Act, the Future Trading Act or the Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers and (iii) other institutions recognised by the Financial Supervisory Commission of the ROC.  Purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.
We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Issue Price (Price to Public)	Managers’ Discounts and Commissions	Net Proceeds to Morgan Stanley (1)
Per note	$1,000	$1.20	$991.25
Total	$400,000,000	$480,000	$396,500,000

(1) The net proceeds to Morgan Stanley reflect the price to public set forth above as reduced by the managers’ discounts and commissions set forth above and a fee of $3,020,000 that Morgan Stanley will pay to Morgan Stanley & Co. LLC, an affiliate, in connection with structuring services that it provided in connection with the notes.  Morgan Stanley & Co. LLC is not a licensed securities firm in the ROC and will not underwrite or sell any notes offered hereby.

MasterLink	E. Sun Bank	Yuanta Securities

Principal Amount:	$400,000,000	Business Days:	New York and Taipei
Maturity Date:	February 19, 2036	Business Day Convention:	Following unadjusted
Settlement Date		Minimum Denominations:	$100,000 and integral multiples of
(Original Issue Date):	February 17, 2016 (T+15)		$1,000 in excess thereof
Interest Accrual Date:	February 17, 2016	ISIN:	XS1354473404
Issue Price:	100%	Common Code:	135447340
Specified Currency:	U.S. dollars	Form of Notes:	Global note registered in the name of a
Redemption Percentage			nominee of a common depositary;
at Maturity:	100%		issued under the Classic Safekeeping
Interest Rate:	4.55% per annum (calculated		Structure
	on a 30/360 day count basis)	Other Provisions:	Optional make-whole redemption on or
Interest Payment Period:	Semi-annual		after August 19, 2016 (spread over
Interest Payment Dates:	Each February 19 and August		treasury rate: plus 30 basis points)
19, commencing August 19,
2016

Prior to the settlement date specified above, we may arrange to create and issue additional notes with the same terms as the notes offered hereby so that the additional notes will be considered part of the same issuance, and will settle on the same settlement date, as the notes issued hereby.

ROC Settlement and Trading

Initial subscription of the notes by investors will be settled directly through Euroclear or Clearstream, Luxembourg. In order to purchase the notes, an investor must have an account with Euroclear or Clearstream, Luxembourg and settle the notes through such account with Euroclear or Clearstream, Luxembourg. For any ROC investor having its own account with Euroclear or Clearstream, Luxembourg, the distributions of principal and/or interest for the notes to such holders will be made to its own account with Euroclear or Clearstream, Luxembourg.

Investors with a securities book-entry account with a Taiwan securities broker and a foreign currency deposit account with a Taiwan bank may request the approval of the Taiwan Depositary & Clearing Corporation (the “TDCC”) for the settlement of the notes through the account of the TDCC with Euroclear or Clearstream, Luxembourg and if such approval is granted by the TDCC, the notes may be so cleared and settled.  In such circumstances, the TDCC will allocate the respective book-entry interest of such investor in the notes to the securities book-entry account designated by the investor in Taiwan. The notes will be traded and settled pursuant to the applicable rules and operating procedures of the TDCC and the TPEx as domestic bonds.

In addition, an investor may apply to the TDCC (by filing in a prescribed form) to transfer the notes in its own account with Euroclear or Clearstream, Luxembourg to such TDCC account with Euroclear or Clearstream, Luxembourg for trading in the domestic market or vice versa for trading in overseas markets.

For such investors who hold their interest in the notes through an account opened and held by the TDCC with Euroclear or Clearstream, Luxembourg, distributions of principal and/or interest for the notes to such holders may be made by payment services banks whose systems are connected to the TDCC to the foreign currency deposit accounts of the holders. Such payment is expected to be made on the second Taiwanese business day following the TDCC’s receipt of such payment (due to time difference, the payment is expected to be received by the TDCC one Taiwanese business day after the distribution date). However, when the holders will actually receive such distributions may vary depending upon the daily operations of the Taiwan banks with which the holder has the foreign currency deposit account.

ROC Taxation

The following summary of certain taxation provisions under ROC law is based on current law and practice and that the notes will be issued, offered, sold and re-sold to professional institutional investors as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the ROC only, and purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.

It does not purport to be comprehensive and does not constitute legal or tax advice. Investors (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult with their own tax advisers regarding the tax consequences of an investment in the notes.

Interest on the Notes. As we, the issuer of the notes, are not an ROC statutory tax withholder, there is no ROC withholding tax on the interest to be paid on the notes.

ROC corporate holders must include the interest receivable under the notes as part of their taxable income and pay income tax at a flat rate of 17 per cent. (unless the total taxable income for a fiscal year is under NT$120,000), as they are subject to income tax on their worldwide income on an accrual basis. The alternative minimum tax (“AMT”) is not applicable.

Sale of the Notes.  In general, the sale of corporate bonds or financial bonds is subject to a 0.1 per cent securities transaction tax (“STT”) on the transaction price. However, Article 2-1 of the Securities Transaction Tax Act of the ROC prescribes that STT will cease to be levied on the sale of corporate bonds and financial bonds for seven years from January 1, 2010 to December 31, 2016. Therefore, the sale of the notes will be exempt from STT if the sale is conducted on or before December 31, 2016. Starting from January 1, 2017, any sale of the notes will be subject to STT at 0.1 percent of the transaction price, unless otherwise provided by the tax laws that may be in force at that time.

Capital gains generated from the sale of bonds are exempt from income tax. Accordingly, ROC corporate holders are not subject to income tax on any capital gains generated from the sale of the notes. However, ROC corporate holders should include the capital gains in calculating their basic income for the purpose of calculating their AMT. If the amount of the AMT exceeds the annual income tax calculated pursuant to the Income Tax Act of the ROC, the excess becomes the ROC corporate holders' AMT payable. Capital losses, if any, incurred by such holders could be carried over 5 years to offset against capital gains of same category of income for the purposes of calculating their AMT.

Supplemental Information Concerning Plan of Distribution

On January 26, 2016, we agreed to sell to the managers listed below, and they severally, but not jointly, agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.88%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100%, plus accrued interest, if any, less a combined management and underwriting commission of 0.12% of the principal amount of the notes.

Name	Principal Amount of Notes
MasterLink Securities Corporation	$150,000,000
E. Sun Commercial Bank, Ltd.	50,000,000
Yuanta Securities Co., Ltd.	200,000,000
Total	$400,000,000

The managers have advised us that they propose initially to offer the notes to the public for cash at the issue price set forth on the cover of this pricing supplement.  After the initial public offering of the notes, the public offering price and other selling terms may be changed.

We will pay a fee of $3,020,000 to Morgan Stanley & Co. LLC, our affiliate, in connection with structuring services that it provided in connection with the notes.  Morgan Stanley & Co. LLC is not a licensed securities firm in the ROC and will not underwrite or sell any notes offered hereby.

MasterLink Securities Corporation, E. Sun Commercial Bank, Ltd. and Yuanta Securities Co., Ltd. are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States and to the extent permitted by applicable laws and regulations, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The managers or certain of their affiliates may purchase notes and be allocated notes for asset management and/or proprietary purposes but not with a view to distribution.

We and the managers have agreed to indemnify each other against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments made in respect of those liabilities.  Separately, in connection with structuring services that Morgan Stanley & Co. LLC provided in connection with the notes, we and Morgan Stanley & Co. LLC have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the notes:

Canada

With respect to the sale of notes in Canada, the notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the managers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

ROC

The notes have not been, and shall not be, offered, sold or resold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the ROC, which currently include: overseas or domestic (i) banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance notaries), the foregoing as further defined in more detail in Paragraph 3, Article 2 of the Financial Supervisory Commission Organization Act, (ii) fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the Securities Investment Trust and Consulting Act, the Future Trading Act or the Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers and (iii) other institutions recognised by the Financial Supervisory Commission of the ROC. Purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.

Validity of the Notes

 In the opinion of Davis Polk & Wardwell LLP, as special U.S. counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.